FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT

FOR THE PERIOD ENDED:  April 30, 2005

Commission File No. 000-18343

WORLD VENTURES INC.

(Registrant's Name)

102 Piper Crescent

Nanaimo, British Columbia, Canada V9T 3G3

(Address of principal executive office)

Tel: (250) 756-0291

(Registrant's telephone number including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]      Form 40-F   [  ]

WORLD VENTURES INC.

SECOND QUARTER REPORT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2005

PREPARED BY MANAGEMENT - UNAUDITED

REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise.  Financial information is presented in accordance with accounting principles generally accepted in Canada ("GAAP").  References to "we", "our" and "us" mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.

WORLD VENTURES INC.

CONSOLIDATED BALANCE SHEETS

As at April 30, 2005

(Prepared by Management - Unaudited)

	6 Month Period ended 04/30/05	As of year ended 10/31/04
ASSETS (notes 4 and11)
Cash	$132,754	$15,667
Accounts Receivable	2,814	3,543
	135,568	19,210
Property and Equipment (notes 8 and 11)	2,618	2,618
Resource Properties (notes 7 and 9)	194,743	155,977
TOTAL ASSETS	$332,929	$177,805
LIABILITIES

Accounts Payable (note 10)	$280,770	$318,299
TOTAL LIABILITIES	280,770	318,299
SHAREHOLDERS' EQUITY
Authorized: 50,000,000 common shares Issued: 13,332,154 at 04/30/05
Capital Stock (note 12)	7,287,373	7,062,373
Deficit	(7,235,214)	(7,202,867)
	52,159	(140,494)
TOTAL LIABILITIES AND EQUITY	$332,929	$177,805

Approved by directors:

      "Raynerd B. Carson"              Director

      "John A. Curry"                     Director

See notes to consolidated financial statements.

WORLD VENTURES INC.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

For Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

	6 month period ended 04/30/05	6 month period ended 04/30/04	3 months period Feb.1-April 30 2005	3 month period Feb.1-April 30 2004
REVENUE
Revenue	$0	$0	$0	$0
Interest Revenue	3	2	2	1
	3	2	2	1
EXPENSES
Office Administration	7,772	7,921	7,772	4,887
Consulting Fees	0	0	0	0
Accounting & Legal	1,048	3,910	100	3,910
Regulatory & Transfer Agent Fees	6,472	10,039	5,688	4,283
Rent	6,000	6,000	3,000	3,000
Public Relations & Advertising	2,418	35,474	1,103	31,012
Office & Sundry	2,606	1,468	879	984
Telephone & Fax	953	1,994	512	1,015
Printing, Postage & Courier	4,378	423	4,259	261
Computer & Internet	423	661	157	431
Interest & Bank Charges	280	3,043	178	2,430
Vehicle & Fuel	0	109	0	73
Costa Rica Project	0	0	0	0
Gladiator	0	5,549	0	0
Lapon Property	38,766	65,752	13,339	31,128
	(71,113)	(142,343)	(36,987)	(83,414)
Invested Properties	38,766	71,301	13,339	31,128
Net (Loss) for the period	(32,347)	(71,040)	(23,648)	(52,286,)
Deficit - Beginning of Period	(7,202,867)	(7,077,175)	(7,211,566)	(7,095,929)
Deficit - End of Period	$(7,235,214)	$(7,148,215)	$(7,235,214)	$(7,148,215)
Gain (Loss) per share for period	$0.00	$0.00	$0.00	$0.00

See notes to consolidated financial statements.

WORLD VENTURES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

	6 months ended 04/30/05	6 months ended 04/30/04	3 months Feb.1-April 30 2005	3 months Feb.1-April 30 2004
OPERATING ACTIVITIES
Net (Loss) for the period	$(71,113)	$(71,040)	$(23,648)	$(52.286)
Change in non-cash working capital	(1,577)	(30,388)	(61,742)	(23,353)
	(72,690)	(107,215)	(85,390)	(75,639)

INVESTING ACTIVITIES
Expenditures relative to properties	(38,766)	(71,301)	(13,339)	(31,128)
	(38,766)	(71,301)	(13,339)	(31,128)

FINANCING ACTIVITIES
Advances from Shareholder	0	0	0	0
Investor	0	0	0	0
Private Placement	0	0	0	0
Capital Stock Issued	0	12,500	0	0
Exercise of Warrants	225,000	195,000	225,000	150,000
	225,000	207,500	225,000	150,000
Increase (decrease) in cash - during period	113,544	34,771	126,271	43,233
Cash position - beginning of period	19,210	28,984	6,483	20,522
Cash position - end of period	$132,754	$63,755	$132,754	$63,755

Supplemental Cash Flow Information
Interest paid during period $0 $0	$0	$0

Supplemental Information for Investing and Financing Activities
Warrants exercised as settlement of debt $0 $0	$0	$12,500

See notes to consolidated financial statements.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

1.    OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include exploration of natural resource properties.

2.    GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred significant operating losses with an accumulated deficit of $7,235,214 for the six month period ended April 30, 2005 and $7,202,867 at October 31, 2004.The Company had a working capital deficiency (an excess of current liabilities over current assets) of $145,202.  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The Company is actively pursuing mining development in the State of Nevada and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal.   The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 4), which has interest accruing on a monthly basis.  The Company is in discussion with the government to work out a repayment plan for the debt.  The repurchase of shares as mentioned in note 12(f) is still incomplete.

3.    BASIS OF PRESENTATION

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 15.

4.    CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $79,047, including interest as at October 31, 2004.

5.    SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary, World Ventures (Nevada) Inc.  All significant inter-company balances and transactions have been eliminated.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

5.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from estimates and would impact future results of operations and cash flows.

(a)

Equipment

Equipment is recorded at cost.

Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using a declining-balance method.

(a)

Investments in and expenditures on resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts.  When production is attained these costs will be amortized.  When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value.  Costs relating to properties abandoned are written-off when the decision to abandon is made.

(b)

Asset retirement obligations

During 2004, the Company early adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

(c)

Stock-based compensation plans

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA for stock-based compensation and other stock-based payments.  Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair-value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(d)

Income (loss) per share

Income (loss) per share computations are based on the weighted average number of common shares outstanding during the year.  Common share equivalents consisting of stock options are not considered in the computation of diluted loss per share for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

5.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Foreign currency transactions

Foreign currency transactions are translated into Canadian dollars at the rate of exchange on the transaction date.  Gains and losses arising from translation of foreign currency are included in operations together with related expenses.

6.    FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk that arises from the possibility that its debtors may experience financial difficulty and be unable to fulfil their obligations.

(d)

Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

7.    REALIZATION OF ASSETS

The investment in and expenditures on resource properties comprise substantially all of the Company's assets.  Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

8.    EQUIPMENT

	April 30, 2005 and October 31, 2004
		Accumulated
	Cost	Amortization	Net

Automobiles	$17,219	$16,605	$614
Machinery	5,671	4,277	1,394
Equipment	967	357	610

	$23,857	$21,239	$2,618

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

8.    EQUIPMENT (Continued)

		2003
				Accumulated
		Cost		Amortization		Net

Automobiles		$17,219		$16,451		$768
Machinery		5,671		3,929		1,742
Equipment		967		205		762

	$		$		$

On December 1, 2001, the Company forfeited the H.B. Mill property to the Province of British Columbia for non-payment of capital taxes.  Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the province in administering the property.  The Company had until November 30, 2002 to regain the ownership of the property.  The Company has not and has no intention to regain ownership of the property.  During 2002, the H.B. Mill and land were written down to $nil due to complete forfeiture of the property to the Province of British Columbia.

9.    RESOURCE PROPERTIES

		Guanacaste		Pan-Oro		Lapon		Gladiator		Totals
		(note 9(a))		(note 9(c))		(note 9(b))		(note 9(e))
Balance, October 31, 2002		$393,280		$1		$26,576		$0		$419,857
Legal		0		0		6,975		0		6,975
Lease and supplies		2,217		0		28,591		0		30,808
Geological		0		0		7,500		0		7,500
Write-down of resource properties		(395,496)		0		0		0		(395,496)

Balance, October 31, 2003								0
Property tax		0		0		0		5,549		5,549
Legal		0		0		2,050		0		2,050
Consulting		0		0		16,500		0		16,500
Lease and supplies		0		0		36,178		0		36,178
Travel		0		0		19,779		0		19,779
Geological		0		0		11,826		0		11,826
Write-down of resource properties		0		0		0		(5,549)		(5,549)

Balance, October 31, 2004	$		$		$		$		$
Legal and insurance		0		0		4,555		0		4,555
Consulting		0		0		11,724		0		11,724
Lease and supplies		0		0		21,181		0		21,181
Travel		0		0		1,306		0		1,306
Balance, April 30, 2005		$1		$1		194,741		0		194,743

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

9.    RESOURCE PROPERTIES (Continued)

(a)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production.

Finders fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property during 2003 and is holding the rights for future use.

(b)

Lapon Canyon, Nevada

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a letter agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of US $11,000, which includes the royalty payment due on June 6, 2002.  Commencing July 6, 2002, royalty payments are payable as follows:

Amount of Monthly

Payment Period

Payment $ US

(i)

July 6, 2002 through February 6, 2003 (paid)

$ 1,000

(ii)

March 6, 2003 through November 6, 2003 (paid)

$ 1,500

(iii)

December 6, 2003 through August 6, 2004 (paid)

$ 2,000

(iv)

September 6, 2004 through May 4, 2005 (paid to June 2005)

$ 2,500

(v)

June 6, 2005 through February 6, 2006

$ 3,000

(vi)

March 6, 2006 through November 6, 2007

$ 3,500

(vii)

December 6, 2007 through August 6, 2008

$ 4,000

(viii)

September 6, 2008 through the 6th day of each month thereafter

$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

As at June 14, 2005, the Company had completed all royalty payments.

On July 31, 2004, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project.

The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2004. The Company is required to post a reclamation bond in the amount of US $2,500.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

9.    RESOURCE PROPERTIES (Continued)

(a)

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at April 30, 2005, the Company is not actively exploring this property and will hold it for future development.

(b)

Triton, Ontario

During 1997, the Company had written off the cost of its interest in this property. During the current period, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% royalty (NSR) payable to Teck Cominco Limited.

Subsequent to October 31, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. ("Starfire") to explore the Company's Triton property.  In accordance with the agreement, Starfire will expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company will receive 200,000 common shares of Starfire upon finalization of the agreement. Starfire informed the Company that they are actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.

(c)

Gladiator, Arizona

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.

(f)

Jersey Emerald Property

The Company sold the Jersey Emerald mining claims in 1993 for the consideration of $12,000 to be paid in three equal annual payments and the Company retained a one and one half percent net smelter return royalty.  All property payments have been made and the Company retains one and one-half percent net smelter return royalty.  Sultan Minerals Inc., a public company unrelated to World Ventures Inc., is carrying out an exploration program, including core drilling, in 1996/97 on the property. As of April 30, 2005, the Company continues to retain one half percent net smelter return royalties of this property.

1.

ACCOUNTS PAYABLE

	2005	2004		2003
	04/30/05	10/31/04		10/31/03
Trade payables	$201,723	$239,252		$238,670
Capital taxes payable	79,047	79,047		74,098
Rent due to related parties	0	0		15,500
	$280,770	$318,299	$

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

10.    LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

In 2003, the Company, on the basis of a legal opinion, has written off a debt of $685,931 owed to an unrelated party.  The creditor was to be paid from royalties earned from a property that has reverted to the Province of British Columbia (note 8).  The creditor's only recourse was against that property which is no longer owned by the Company.

11.    CAPITAL STOCK

(a)

Authorized 50,000,000 Common shares without par value

(a) Issued

	Number
	of Shares		Amount
Balance, October 31, 2002	8,982,154		$6,704,873
Shares issued on settlement of debt	1,500,000		150,000
Balance, October 31, 2003	10,482,154
Exercise of warrants	1,300,000		195,000
Options exercised on settlement of debt	50,000		12,500
Balance, October 31, 2004	11,832,154	$
Exercise of warrants	1,500,000		225,000
Balance, April 30, 2005	13,332,154		$7,287,373

During 2005, the Company issued 1,500,000 shares at a price of $0.15 per share on exercise of share purchase warrants.

During 2004, the Company issued 1,300,000 shares at a price of $0.15 per share on exercise of share purchase warrants.

During 2004, the Company issued 50,000 shares at a price of $0.25 per share to settle $12,500 of debt to an employee of the Company.

During 2003, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years (note 12(e)).

(b)

The following table summarizes the Company's stock option activity for the period ended April 30, 2005 and years ended October 31, 2004, 2003 and 2002:

(c)

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2002 and 2003	550,000	$ 0.25	$ 0.25
Exercised	(50,000)	0.25	-
Balance, outstanding and exercisable October 31, 2004	500,000	0.25
Options granted	800,000	0.25	-
Balance, outstanding and exercisable April 30, 2005	1,300,000	$ 0.25	$ 0.25

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

11.    CAPITAL STOCK (Continued)

(d)

Stock options outstanding to directors and employees as at April 30, 2005, October 31, 2004 and 2003 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2005	2004	2003

May 8, 2005	$ 0.25	500,000	500,000	550,000

(e)

Share purchase warrants outstanding and exercisable as at April 30, 2005 and October 31, 2004 and 2003 were as follows:

Number
of Warrants
Balance October 31, 2002 (note 12(e)(i))	1,500,000
Issued with private placement shares (notes 12(b) and 12(e)(ii))	1,500,000
Balance, October 31, 2003
Expired (note 12(e)(i))	(200,000)
Exercised	(1,300,000)
Balance, October 31, 2004
Exercised	1,500,000
Balance, April 30, 2005	Nil

(i)

The warrants were attached to private placement shares issued during 2002.   If exercised before April 24, 2003 the exercise price was $0.10, or $0.15 if exercised before April 24, 2004.  The warrants expired unexercised during 2004.

(ii)

The warrants were attached to private placement shares issued during 2003.  If exercised before April 19, 2004 the exercise price was $0.10, or $0.15 if exercised before April 19, 2005.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price. Warrants were exercised at $0.15 per share on April 19, 2005.

(a)

Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor.  Interest is to be charged at 4% per annum.  As of March 7, 2005, the 300,000 shares have not been redeemed, but have been reclassified to accounts payable.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

Six Month Period ending April 30, 2005

(Prepared by Management - Unaudited)

11.    CAPITAL STOCK (Continued)

(a)

Income (loss) per share

	2005	2004	2003
	04/30/05	10/31/04	10/31/03
Basic Income (Loss) per Share	$(0.01)	$(0.01)	$0.02

Dilutive effect of stock options	0	0	0
Dilutive effect of warrants	0	0	0

Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.02

Weighted average number of shares
Outstanding	13,332,154	10,908,045	10,087,634
Dilutive effect of stock options	0	0	550,000
Dilutive effect of warrants	0	0	805,480

Adjusted weighted average
number of shares outstanding	13,332,154

Common share equivalents consisting of stock options and warrants are not considered in the computation for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

Weighted average number of shares does not include the 300,000 shares to be redeemed in accordance with the court judgement (note 12(f)).

12.    RELATED PARTY TRANSACTIONS

(a)

Services provided by directors or parties related to directors:

	2005	2004	2003
	04/30/05	10/31/04	10/31/03
Rent	$6,000	$12,000	$12,000

(b)

Accounts receivable include $665 due from a director (2003 - $665).

(c)

Accounts payable include $NIL at April 30, 2005 and October 31, 2004, (2003 - $15,500) due to an individual related to the president of the Company.

(d)

Accounts payable include $547 at April 30, 2005 and $0 at October 31, 2004, (2003 - $17,578) due to a shareholder.

(e)

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

The following brief management discussion and analysis of the financial position of World Ventures Inc. (the "Company") and results of operations of the Company should be read in conjunction with the unaudited and audited financial statements including notes thereto for the years ended October 31, 2004, and October 31, 2003 respectively. Further financial information regarding the Company is available on SEDAR at www.sedar.com.

Description of Business

World Ventures Inc (the Company), (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged primarily in the acquisition and exploration of mineral properties. World Ventures Inc. has no source of income and therefore the Company is fully dependent on equity financing or joint venture partnerships to further its projects. Most of the Company's expenditures will be directed to the Triton and Lapon Canyon projects in 2005.

Triton Property

The Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004 the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited. World Ventures Inc. has entered into a letter of intent with Starfire Minerals Inc., whereby Starfire can earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. does not commit any funds to this project until Starfire Minerals Inc. earns a 50% interest. In addition, World Ventures Inc. will receive 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they have carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advises the Company that approximately 800 acres of mining claims have been added to the Triton property.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

 Lapon Canyon, Nevada

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

Payment Period

Amount Monthly US$

(i)

July 6, 2002 through February 6, 2003

$ 1,000

(ii)

March 6, 2003 through November 6, 2003

$ 1,500

(iii)

December 6, 2003 through August 6, 2004

$ 2,000

(iv)

September 6, 2004 through May 4, 2005

$ 2,500

(v)

June 6, 2005 through February 6, 2006

$ 3,000

(vi)

March 6, 2006 through November 6, 2007

$ 3,500

(vii)

December 6, 2007 through August 6, 2008

$ 4,000

(viii)

September 6, 2008 through the 6th day of each

month thereafter                                                                        $ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company's Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company's Lapon Canyon gold project that is located in Mineral County, Nevada.

On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program. The Company received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

Discussion of Operations and Financial Position

For the six-month period ended April 30, 2005 compared to the Year Ended October 31, 2004, October 31, 2003 and October 31, 2002.

In the six months ended April 30, 2005 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company also has incurred expenditures for Lapon Canyon - Nevada Project consistent with the same six-month period in the previous year.

Financial results for the current period ending April 30, 2005 resulted in a net loss of $32,347, which is reflective of the continued renewed activity of the Company. The Company's net loss for the year ended October 31, 2004 was $124,181. Net losses increased from $287,656 for October 31, 2001 to $643,590 for October 31, 2002. The significant change for 2003 net income of  $240,604, compared to current period ended and for 2002 and 2001 years was the result of reduction loan payables and long-term debts.

Though expenses are comparative across all categories, interest decreased from $73,109 in 2001, $60,231 in 2002, $10,981 in 2003 and increased to $17,860 in 2004. Professional fees decreased from $30,578 in 2001, $29,017 in 2002, $13,994 in 2003 and increased to $18,910 in 2004.

Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $10,790 in 2001, $7,915 in 2002,and $12,893 in 2003 to $37,452 for 2004.  Office and sundry increased from $1,101 in 2002, $5,739 in 2003 and decrease to $5,479 for 2004.

Consulting fees of $11,724 were paid in current period (arm's length) while no consulting fees paid in the 2004, or 2003 and  $204 paid in 2002 and $75,000 in 2001. No Corporate capital tax was paid during 2004 and 2003 years,  $2,530 was paid in 2002.  Revenues remained unchanged at $0 in 2003 and 2002 consistent with the current year, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the 2003 year.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

Reflective of the revitalization efforts, the Company's interest in Resources Properties increased from $0 in 2001 and $26,576 in 2002, $43,066 in 2003, $91,882 in 2004 and $38,766 in the current six-month period. During 2004, $5,549 and in 2003, $393,279 was written off as result of Company's inactivity of the acquired Resource Property.

During the year ended October 31, 2004, as compared to the October 31, 2003 fiscal year, current assets of the Company decreased to $19,210 from $31,539 in 2003. Accounts payables decreased from $353,931 in 2002, $328,268 in 2003 and $318,299 in the current year. The current period ended April 30, 2005 the Company's current assets increased to $135,568 and accounts payables decreased to $280,770. The Company's has working capital deficiency at April 30, 2005 of $145,202. As at October 31, 2004 the Company reported a working capital deficiency of $299,089. The net working capital is not sufficient for the Company's present requirements.

The Company intends to continue its fund raising efforts to meet its working capital requirements, its obligation to Lapon Canyon - Nevada Project. The Company is actively pursuing senior financing in order to achieve this goal. There is no assurance that the Company will be able to raise some of all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing beyond the current projected expenditures.

The Company's consolidated financial statements for the six-month period ended April 30, 2005 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company's financial reporting is in Canadian dollars.

During 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

The Company has included expenditures for services paid to an individual related to the President of the Company in the amount of $6,000.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

The Company's authorized share capital and issued is as follows:

Authorized -   50,000,000 Common shares without par value

Issued:	Number
	of Shares		Amount
Balance, October 31, 2002	8,982,154		$6,704,873
Shares issued on settlement of debt	1,500,000		150,000
Balance, October 31, 2003	10,482,154
Exercise of warrants	1,300,000		195,000
Options exercised on settlement of debt	50,000		12,500
Balance, October 31, 2004	11,832,154	$
Exercise of warrants	1,500,000		225,000
Balance, April 30, 2005	13,332,154	$

The Company's net income (loss) per share is as follows:

	2005	2004	2003
	04/30/05	10/31/04	10/31/03
Basic Income (Loss) per Share	$(0.01)	$(0.01)	$0.02
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Diluted earnings (Loss) per Share	$(0.01)	$(0.01)	$0.02
Weighted average number of shares
Outstanding	13,332,154	10,908,045	10,087,634
- Dilutive effect of stock options	0	0	550,000
- Dilutive effect of warrants	0	0	805,480
Adjusted weighted average
number of shares Outstanding

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

Common share equivalents consisting of stock options and warrants are not considered in the computation for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

Weighted average number of shares does not include the 300,000 shares to be redeemed in accordance with the court judgement (note 12(f)).

During the current period, the Company issued 1,500,000 Common Shares pursuant to a private warrant purchase option at a price of $.15 per unit.

During 2004 the Company issued 1,300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit and 50,000 Common Shares pursuant to an employee stock option at a price of $.25 per unit.

During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

No private placement warrants were issued during the current six-month period ended April 30, 2005.

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company's business is related to the success the Company achieves in the development, placing in production of minerals from resource properties.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30, 2005

REVIEW OF OPERATING RESULTS

Selected Annual Information:

	October 31, 2004	October 31, 2003	October 31, 2002
Net sales or total revenues	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(118,632)	$(85,672)	$(134,454)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.01)	0.01 0.01	(0.02) (0.02)
Net Income (loss)	$(124,181)	$240,604	$(643,590)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.01)	0.02 0.02	(0.08) (0.08)
Total Assets	$177,805	$104,455	$425,113
Total Long-term Debt	$Nil	$Nil	$50,000
Cash dividends declared: $ per share	$Nil	$Nil	$Nil

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon, Nevada property.

A significant change for 2003 net income of  $240,604, compared to current period ended was the result of the reduction in loan payables and long-term debts of $771,772 and write-down of inactive resource property write-down of 395,494. In 2002 a significant change was in the write-down of property, equipment and other assets totaling $509,136.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles, and is present in Canadian $.

World Ventures Inc.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

THE SIX MONTH PERIOD ENDED APRIL 30,  2005

Selected Quarterly Information

The following information is provided for each of the eight (8) most recently completed quarters of the Company:

	Q2 Apr. 30, 2005	Q1 Jan. 31, 2005	Q4 Oct. 31, 2004	Q3 July 31, 2004	Q2 Apr. 30, 2004	Q1 Jan. 31, 2004	Q4 Oct. 31, 2003	Q3 July 31, 2003
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	(32,347)	(8,699)	(28,553)	(19,039)	(40,367)	(30,673)	(45,669)	(40,003)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)
Net Income (loss)	(32,347)	(8,699)	(34,102)	(19,039)	(40,367)	(30,673)	280,607	(19,057)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	0.03 0.02	(0.00) (0.00)
Total Assets	332,929	194,048	177,805	200,493	213,800	124,723	104,455	457,740
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	50,000
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon, Nevada property. A significant change for October 31, 2003 was the write down of 721,772 loan payables and long-term debts and write down of inactive resources properties of $395,496 resulting in an net income for the quarter of $ 280,607.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles, and is present in Canadian $.

Exhibits:

31.1    Certification Pursuant  to Section 302 of the Sarbanes-Oxley Act of 2002

31.2    Certification Pursuant  to Section 302 of the Sarbanes-Oxley Act of 2002

32.1    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:

/s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

By:

/s/ John A. Curry

John A. Curry

Vice President (Public Relations Officer)

Date:

 June 14, 2005